SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

REATA PHARMACEUTICALS, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

75615P 10 3

(CUSIP Number)

March 28, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No.: 75615P 10 3

1	Names of Reporting Persons: AbbVie Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 1,190,473 shares

	6	Shared Voting Power: 0

	7	Sole Dispositive Power: 1,190,473 shares

	8	Shared Dispositive Power: 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,190,473 shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9: 8.57% (1)

12	Type of Reporting Person (See Instructions): CO

(1)           This percentage is calculated pursuant to Rule 13d-3(d)(i) under the Securities Exchange Act of 1934 (the “Exchange Act”) based upon 13,888,645 shares of the Issuer’s Class A Common Stock outstanding as of February 28, 2017.

Item 1(a).	Name of Issuer: Reata Pharmaceuticals, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 2801 Gateway Drive; Suite 150 Irving, TX 75063

Item 2(a).	Name of Person Filing: AbbVie Inc.
Item 2(b).	Address of Principal Business Office or, if none, Residence: 1 North Waukegan Road North Chicago, Illinois 60064-6400
Item 2(c).	Citizenship: Not applicable.
Item 2(d).	Title of Class of Securities: Class A Common Stock
Item 2(e).	CUSIP Number: 75615P 10 3

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J); and
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d—1(b)(1)(ii)(J), please specify the type of institution:____________________________.

Item 4.	Ownership.
Item 4(a)	Amount beneficially owned: 1,190,473 shares
Item 4(b)	Percent of Class: 8.57 (1)
Item 4(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 1,190,473 shares
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,190,473 shares
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
All securities reported in this schedule are owned by the Reporting Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

(1)           This percentage is calculated pursuant to Rule 13d-3(d)(i) under the Exchange Act based upon 13,888,645 shares of the Issuer’s Class A Common Stock outstanding as of February 28, 2016.

Item 10.	Certifications.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2017

ABBVIE INC.

By:	/s/ William J. Chase
Name:	William J. Chase
Title:	Executive Vice President, Chief Financial Officer